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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

BestNet Communications Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

08659K107

(CUSIP Number)

Jerry W. Peterson, 7887 East Belleview Ave., Suite 800, Englewood, Colorado 80111
(720) 482-8400

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

March 27, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240. 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (11-02)

CUSIP NO. 08659K107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Jerry W. Peterson

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)   ☐

     (b)   ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

☐

6.	Citizenship or Place of Organization Indiana

	7.	Sole Voting Power
Number of		5,049,000(1)

Shares	8.	Shared Voting Power
		-0-
Beneficially

Owned by Each	9.	Sole Dispositive Power
		5,049,000(1)
Reporting

Person	10.	Shared Dispositive Power
		-0-
With

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,049,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13.	Percent of Class Represented by Amount in Row (11) 16.9%(2)

14.	Type of Reporting Person (See Instructions) IN

(11) Includes 1,474,500 shares of Common Stock (included within 491,500 Units held by Mr. Peterson), a Promissory Note convertible into 2,000,000 shares of Common Stock, shares of Series A Preferred Stock convertible into 983,000 shares of Common Stock (included within 491,500 Units held by Mr. Peterson) and warrants to purchase a total 591,500 shares of Common Stock. (which includes warrants to purchase a total of 491,500 shares of Common Stock included within 491,500 Units held by Mr. Peterson)
(12) Based on an aggregate of 29,948,104 outstanding shares of Common Stock as disclosed in the Company’s Definitive Proxy Statement filed with the Securities Exchange Commission on July 17, 2003.

Item 1. Security and Issuer

     This statement relates to the Common Stock (the “Common Stock”) of BestNet Communications Corp., a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at 5075 East Cascade Road SE, Grand Rapids, Michigan 49546.

Item 2. Identity and Background

     (a) Mr. Jerry W. Peterson

     (b) Mr. Peterson’s address is 7887 East Belleview Avenue, Suite 800, Englewood, Colorado 80111.

     (c) Mr. Peterson’s primary employment is as an investment advisor with Agger Capital Management, LLC, whose address is disclosed in Item 2(b) above.

     (d) Mr. Peterson has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) in the last five years.

     (e) Mr. Peterson has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction in the last five years.

     (f) Mr. Peterson is a citizen of the State of Colorado.

Item 3. Source and Amount of Funds or Other Consideration

     The aggregate amount of funds paid as consideration for the securities disclosed on this Schedule 13D is $350,000. Mr. Peterson’s used his personal funds to purchase such securities.

Item 4. Purpose of the Transaction

     On October 16, 2002, Mr. Peterson purchased a Convertible Promissory Note from the Issuer for a purchase price of $200,000 (the “Note”) pursuant to that certain Note and Warrant Purchase Agreement between Mr. Peterson and the Issuer in the form attached as Exhibit 10.1 to Issuer’s Form 10QSB filed with the Securities Exchange Commission on January 14, 2003, which is incorporated herein by reference. The Note was convertible into 200,000 shares of Common Stock at a conversion price of $1.00 per share, was issued together with Warrants to purchase 100,000 shares of the Issuer’s Common Stock at an exercise price of $1.50 per share and had an interest rate of 6% per annum. The Note was restructured on November 14, 2003 to (i) decrease in the conversion price from $1.00 per share to $.10 per share, (ii) extend the Maturity Date of the Note to September 26, 2004, (iii) increase the interest rate of the Note to 8% per annum and (iv) a termination of the Warrants issued in connection with the delivery of the Note upon conversion of the Note. This restructuring was executed pursuant to that certain Letter Agreement by and between Issuer and Mr. Peterson in the form of Exhibit 99.1 hereto.

     On March 27, 2003, Mr. Peterson purchased 500,000 units of Issuer (each a “Unit” and collectively, the “Units”) for a purchase price of $.30 per Unit pursuant to that certain Unit Purchase Agreement by and between Issuer and Mr. Peterson in the form attached as Exhibit 10.1 to Issuer’s Form 10QSB filed with the Securities Exchange Commission on July 15, 2003. Each Unit consists of (i) three shares of the Common Stock, (ii) one share of the Series A Convertible Preferred Stock of the Issuer, which is convertible into two shares of Common Stock of the Issuer at a conversion price of $.10 per share and (iii) one Warrant to purchase one share of the Common Stock of the Issuer for $.30 per share.

     On October 13, 2003, Mr. Peterson sold 7,500 Units for $1.50 per Unit. On October 17, 2003, Mr. Peterson sold 1,000 Units for $1.50 per Unit.

     Except as set forth above, Mr. Peterson has no plans or proposals that relate to or would result in any of the following:

     (a) The acquisition of additional securities of Issuer, or the disposition of securities of Issuer;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Issuer;

     (c) A sale or transfer of a material amount of assets of Issuer;

     (d) Any change in the present board of directors or management of Issuer;

     (e) Any material change in the present capitalization or dividend policy of Issuer;

     (f) Any other material change in Issuer’s business or corporate structure;

     (g) Changes in Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of Issuer by any person;

     (h) Causing a class of securities of Issuer to be delisted from a national securities exchange or ceasing to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 (the “Exchange Act”); or

     (j) Any action similar to those enumerated above.

Item 5. Interest in Securities of the Issuer

     (a) As of the date hereof, Mr. Peterson beneficially owns 5,049,000 shares of Common Stock, which constitutes approximately 16.9% of the 29,948,104 shares of Common Stock issued and outstanding as disclosed in the Company’s Form 10QSB filed July 17, 2003.

     (b) Mr. Peterson has the sole power to vote or to direct the vote and the sole power to dispose or direct the disposition of 5,049,000 shares of Common Stock.

     (c) Other than as described in Item 4 of this Schedule 13D, Mr. Peterson has not engaged in any transactions with respect to the Common Stock in the past sixty days.

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Except as set forth in Item 4 of this Schedule 13D, Mr. Peterson has not contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of Issuer, including but not limited to transfer or voting of any of the securities of Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of Issuer.

Item 7. Material to Be Filed as Exhibits

     99.1 Letter Agreement with respect to the restructuring of the Note disclosed in Item 4 of this Schedule 13D

[signature page attached]

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 28, 2003

/s/ Jerry W. Peterson JERRY W. PETERSON